April 28, 2011

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and Health Care Services

Re:	Landmark Energy Enterprise, Inc.
Form 10-K for the Fiscal Year ended October 31, 2010
Filed February 11, 2011
File No: 000-54153

Form 10-K for the Fiscal Year Ended October 31, 2010

Item 9A. Controls and procedures, page 15

Management’s Annual Report on Internal Control Over Financial Reporting

1. It does not appear that your annual report includes a report of management’s assessment of internal control over financial reporting as of October 31, 2010 and related disclosures. Please amend your form 10-K to provide the disclosures required by Item 308T(a) of regulation S-K.

Response:

We will amend the Form 10-K for year ended October 31, 2010 and include the following report in Item 9A:

Management’s Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). The Company’s internal control over financial reporting is a process designed to provide reasonable assurance to our management and board of directors regarding the reliability of financial reporting and the preparation of the financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America.

Our internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal controls over financial reporting may not prevent or detect misstatements. All internal control systems, no matter how well designed, have inherent limitations, including the possibility of human error and the circumvention of overriding controls. Accordingly, even effective internal control over financial reporting can provide only reasonable assurance with respect to financial statement preparation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management assessed the effectiveness of our internal control over financial reporting as of October 31, 2010. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in Internal Control-Integrated Framework. Based on our assessment, we believe that, as of October 31, 2010, the Company’s internal control over financial reporting was effective.

This annual report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by our registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit us to provide only management’s report in this annual report.

2. Please explain to us how you considered the failure to perform or complete the report on internal control over financial reporting on the conclusion regarding the effectiveness of your disclosure controls and procedures as of October 31, 2010, pursuant to Item 307 of Regulation S-K, and revise your disclosure as appropriate.

Response:

Before we filed the Form 10-K for year ended October 31, 2010, we have actually performed and completed the report on internal control over financial reporting. However, we mistakenly failed to include the report in the filed Form 10-K for year ended October 31, 2010. It is the management’s mistake and we will make sure that such mistake will not occur in future.

Note 8 – Convertible Notes payable, Page F-8

3. We note that you had $420,000 convertible notes payable that received loans from seven individual during the year ended October 31, 2010. Please tell us whether these individuals are related parties, and if so, provide the disclosures set forth ASC 850-10-50 to the extent applicable.

Response:

None of the seven individuals who loaned us the $ 420,000 is a related person, as defined in ASC 850-10-50.

We greatly appreciate your assistance. We will file the amended Form 10-K immediately when Staff accepts our responses to all comments and has no further comment. If you have any questions or comments regarding the foregoing, please do not hesitate to contact us via phone: 410-296-2467, also with copy to our legal counsel’s office at Bernard & Yam, LLP, Attn: Man Yam, Esq., 401 Broadway Suite 1708, New York, NY 10013, phone: 212-219-7783, facsimile: 212-219-3604.

Acknowledgement Statement

In connection to responding to all the comments of the Securities and Exchange Commission, Landmark Energy Enterprise Inc (“Company”) hereby acknowledges that:

1. The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

2. Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

3. The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Truly yours,

   /s/ Yidian Dong
_________________________
        Yidian Dong

Chief Executive Officer
Chief Financial Officer

Landmark Energy Enterprise Inc